Exhibit 99.3

Unofficial Translation

CONFIDENTIAL

August 19, 2015

Mr. Marco Pasteris

Vice President, Business Development

Birks Group Inc.

1240 Square-Phillips

Montreal (Quebec) H3B 3H4

RE:	Amendments 48593 and 48594

Files D121090, D136156 and D139734

Company E021661

Sir,

We make reference to:

•	the loan offer in the amount of ten million dollars ($10,000,000) (the “Loan D121090”), made by Investissement Québec (“IQ”) on February 20, 2009 and accepted on the same day by Birks Group Inc. (formerly known as Birks & Mayors Inc.) (the “Company”), as further modified, where applicable (the “Offer D121090”);

•	the loan offer in the amount of five million dollars ($5,000,000) (the “Loan D136156”), made by IQ on August 30, 2013 and accepted on September 12, 2013 by the Company, as further modified, where applicable (the “Offer D136156”);

•	the loan offer in the amount of two million dollars ($2,000,000) (the “Loan D139734”), made by IQ on July 25, 2014 and accepted on the same day by the Company, as further modified, where applicable (the “Offer D139734”);

(collectively referred to hereunder as the “Loans” and the “Offers”).

We inform you that IQ agrees to modify the repayment schedule of the Loans as follows:

D121090

From August 1st, 2015, the Company will reimburse the outstanding principal balance of Loan D121090 as follows:

•	a payment of two hundred and eight thousand three hundred thirty-three dollars and thirty-three cents ($208,333.33) on August 31, 2015 followed by;

•	twelve (12) equal and consecutive monthly payments of one hundred and four thousand one hundred and sixty-six dollars and sixty-seven cents ($104,166.67) each payable on the last day of the months of September 2015 to August 2016 inclusively followed by;

•	eight (8) equal and consecutive monthly payments of three hundred and twelve thousand five hundred dollars ($312,500) each payable on the last day of the months of September 2016 to April 2017 inclusively followed by;

•	a final payment of two hundred and eight thousand three hundred and thirty-three dollars and thirty-nine cents ($208,333.39) on May 31, 2017.

D136156

From August 1st, 2015, the Company will reimburse the outstanding principal balance of Loan D136156 as follows:

•	a payment of eighty-three thousand three hundred and thirty-three dollars ($83,333) on August 31, 2015 followed by;

•	twelve (12) equal and consecutive monthly payments of forty-one thousand six hundred and sixty-six dollars and fifty cents ($41,666.50) each payable on the last day of the months of September 2015 to August 2016 inclusively followed by;

•	twelve (12) equal and consecutive monthly payments of one hundred and twenty-four thousand nine hundred and ninety-nine dollars and fifty cents ($124,999.50) each payable on the last day of the months of September 2016 to August 2017 inclusively followed by;

•	twenty-four (24) equal and consecutive monthly payments of eighty-three thousand three hundred and thirty-three dollars ($83,333) each payable on the last day of the months of September 2017 to August 2019 inclusively followed by;

•	a final payment of eighty-three thousand three hundred and fifty-three dollars ($83,353) on September 30, 2019.

D139734

From September 1st, 2015, the Company will reimburse the outstanding principal balance of Loan D139734 as follows:

•	eleven (11) equal and consecutive monthly payments of twenty thousand seven hundred and fifty dollars ($20,750) each payable on the last day of the months of September 2015 to July 2016 inclusively followed by;

•	eleven (11) equal and consecutive monthly payments of sixty-two thousand two hundred and fifty dollars ($62,250) each payable on the last day of the months of August 2016 to June 2017 inclusively followed by;

•	twenty-five (25) equal and consecutive monthly payments of forty-one thousand five hundred dollars ($41,500) each payable on the last day of the months of July 2017 to July 2019 inclusively followed by;

•	a final payment of forty-nine thousand five hundred dollars ($49,500) on August 31, 2019.

Conditions

These amendments will only enter into force when IQ shall have obtained a satisfactory written confirmation:

•	to the effect that Bank of America and Crystal Financial LLC have consented to the amendments referred to herein, including, but not limited to, the new repayment schedule of the Loans, and such, to the entire satisfaction of IQ;

•	of the receipt by the Company of a temporary loan of two million five hundred thousand dollars ($2,500,000) to finance the leasehold improvements of the Company, and such, on conditions satisfactory to IQ;

•	to the effect that the guaranty letter in the amount of one million dollars ($1,000,000) is extended until September 30, 2019 inclusively, and such, on conditions satisfactory to IQ;

•	to the effect that the guaranty letter referred to in the previous paragraph will be used to cover the Loans, and such, to the entire satisfaction of IQ;

•	of the nomination of an independent observer to the board of directors of the Company, and such, to the entire satisfaction of IQ;

It is agreed that all other terms and conditions of the Offers shall remain unchanged.

Please note that a payment of amendment fees in the amount of thirty-five thousand dollars ($35,000) is required for the entry into force of this letter, which amount will be directly withdrawn from the bank account of the Company, under the terms of the Offer, on the last day of the month of receipt of the acceptance of this letter or, if the acceptance of this letter is received after the 20th day of the month, the last day of the following month. If the payment cannot be withdrawn, as planned, this letter will be null and void.

As we trust you will find it satisfactory, please notify your acceptance of this letter by returning to us a copy of this document duly signed before August 31, 2015.

Yours truly.

/s/ Marc Di Maria	/s/ Alejandro Morales

Marc Di Maria	Alejandro Morales
Portfolio Manager	Special Loans Manager
Special Loans Management

ACCEPTANCE OF THE COMPANY

After having read the amendment herein, we accept it.

BIRKS GROUP INC.

By:	/s/ Pat Di Lillo		Date:	Sept. 17, 2015
Signature

	Pat Di Lillo	CFAO

Name of the signatory in print